EXHIBIT 23.9
CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR
          Pursuant to §230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby consents to his being named in the Proxy Statement/Prospectus, which forms a part of the Registration Statement on Form S-4 relating to the proposed merger of Northwest Suburban Bancorp, Inc. with and into Midwest Banc Holdings, Inc., as a person who is expected to become a director of Midwest Banc Holdings, Inc., upon the consummation of such merger. As of the effective time of the Registration Statement, the undersigned will not be a member of the Board of Directors of Midwest Banc Holdings, Inc., and will not be required to sign the Registration Statement.
May 21, 2007

/s/ Dennis O’Hara
Dennis O’Hara